Mail Stop 6010

Via Facsimile and U.S. Mail


October 3, 2005

Mr. Roland Sackers
Deputy Managing Director,
Chief Financial Officer
QIAGEN N.V.
Spoorstraat 50
The Netherlands
011-31-77-320-8400

      Re:	QIAGEN N.V.
		Form 20-F for Fiscal Year Ended December 31, 2004
	            File No. 000-28564

Dear Mr. Sackers:

      We have reviewed your August 22, 2005 response and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Consolidated Financial Statements

Notes to Consolidated Financial Statements

4. Acquisitions and Disposals, page F-6

1. Please refer to your response to comment #2. Please provide us an explanation as to why you are unable to clearly distinguish the two businesses, either operationally or for financial reporting purposes.

6. Variable Interest Entities, page F-18

2. Please refer to your response to comment #3.  Please expand your
explanation to us as to why Qiagen N.V. is not the primary beneficiary of the Qiagen Finance (Luxembourg) S.A., a self
proscribed variable interest entity.    Please provide
management`s
assessment as to who is the primary beneficiary and the specific reasons or provisions of the structure which supports this assessment. Additionally, please address in response your compliance with paragraphs 2 and 3 of Accounting Research Bulletin No. 51 Consolidated Financial Statements.

9. Property, Plant and Equipment, page F-20
3. We have reviewed your response to comment #5, please tell us how you have complied with paragraph 16 of SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, as it does not appear the you have paid the creditor and been relieved of your obligation nor legally released from being the primary obligor under the liability.


*    *    *    *

      Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Todd Sherman, Staff Accountant, at 202-551-
3665
or Kevin Woody, Branch Chief, at 202-551-3629 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,



							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Roland Sackers
QIAGEN N.V.
October 3, 2005
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